WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07027286

SUPPL

RECEIVED SEC MAIL PROCESSING SEP 24 2007 WASH. D.C. 185 SECTION

September 17, 2007

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our AdHoc Release and our Corporate News Release of **September 17th, 2007** concerning results the enactment of a share buy-back program **("WashTec AG enacts share buy-back program" and "WashTec AG buys back up to 5.3% of its own shares")**.
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Amtsgericht Augsburg

101/04.06

Ad hoc release according to article 15 WpHG (Securities Trading Act)

WashTec AG enacts share buy-back program

Augsburg, September 17, 2007 – Today, WashTec AG launched a share buy-back program. The decision was taken by the Management Board with the consent of the Supervisory Board and in execution of the resolution passed by the annual shareholders' meeting on May 22, 2007. Until November 21, 2008 WashTec may acquire up to 800,000 of its own shares (this corresponds to approx. 5.3% of the current share capital of the company) via the stock exchange.

The shares acquired in this framework, amongst others, shall be used to satisfy stock option rights for shares issued or to be issued in line with the WashTec stock option program. The total volume of these stock options also amounts to up to 800,000 shares. The shares acquired may also be used for a direct or indirect acquisition of companies, parts of companies or stakes in companies. The company reserves its right to cancel acquired shares in full or in part.

The company will assign one or more banks to execute the share buy-back program on its behalf.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Stock market listing: Regulated Market in Frankfurt (Prime Standard);
Regulated Unofficial Market in Berlin, Bremen, Düsseldorf, Munich and Stuttgart

Contact:
WashTec AG
Ms. Karoline Kalb

Telephone: +49 (0) 821-5584-1134
E-Mail: kkalb@washtec.de

WashTec AG, Augsburg

- WKN 750750 -
- ISIN DE0007507501 -

Press release
WashTec AG buys back up to 5.3% of its own shares

On September 17, 2007 the management board of WashTec AG, Augsburg has launched a buy back program for up to 800,000 shares via the stock exchange until November 21, 2008. This corresponds to approx. 5.3% of the current share capital of the company. With this resolution the management board executes the resolution passed by the annual shareholders' meeting on May 22, 2007.

Thorsten Krüger, spokesman of the management board: "WashTec continues its policy to invest primarily into the company's growth, which also can include minor acquisitions. Due to the current business situation and our positive outlook for WashTec, we decided to also launch the buy-back program. With this program, we want to create the possibility to satisfy stock option rights without causing a dilution for our shareholders. Furthermore, we have the option to expand the buy-back program to up to 10% of the current share capital, pending on the business development."

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

END